                                                                Exhibit 99
                   PHARMACEUTICAL BUYERS, INC.

                   FINANCIAL STATEMENTS
                   AS OF DECEMBER 31, 1998 AND 1997
                   TOGETHER WITH REPORT OF INDEPENDENT
                    PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of
    Pharmaceutical Buyers, Inc.:

We have audited the accompanying balance sheets of PHARMACEUTICAL BUYERS, INC. (an Arkansas corporation) as of December 31, 1998 and 1997, and the related statements of income, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pharmaceutical Buyers, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                                      ARTHUR ANDERSEN LLP


Denver, Colorado,
   March 5, 1999.

                           PHARMACEUTICAL BUYERS, INC.


                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997




                                   ASSETS                                                1998              1997
                                   ------                                                ----              ----
CURRENT ASSETS:
    Cash and cash equivalents (Note 2)                                             $   1,653,112    $  1,190,409
    Available-for-sale investments (Note 2)                                                    -         506,085
    Receivables (Note 2)                                                               1,239,571       1,290,784
    Income taxes receivable                                                               13,214               -
    Other current assets                                                                  41,460          33,313
                                                                                    ------------     -----------
              Total current assets                                                     2,947,357       3,020,591

PROPERTY AND EQUIPMENT, net of accumulated depreciation
    of $183,803 and $215,842, respectively (Note 2)                                      144,514         161,976

DEFERRED INCOME TAXES (Note 5)                                                            25,148         107,721

OTHER ASSETS, net (Note 2)                                                               468,607         712,254
                                                                                    ------------     -----------

              Total assets                                                         $   3,585,626     $ 4,002,542
                                                                                    ============     ============

                   LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
    Accounts payable                                                               $      41,449     $    20,163
    Accrued expenses                                                                     212,026         243,547
    Deferred revenue (Note 2)                                                            287,752         293,338
    Income taxes payable                                                                       -          31,977
    Current deferred income taxes (Note 5)                                                68,061         293,559
    Current portion of notes payable and other long-term payables (Note 4)             1,125,802         185,290
                                                                                    ------------     -----------
              Total current liabilities                                                1,735,090       1,067,874

NOTES PAYABLE AND OTHER LONG-TERM PAYABLES (Note 4)                                    5,216,071       6,985,320
                                                                                    ------------     -----------
              Total liabilities                                                        6,951,161       8,053,194
                                                                                    ------------     -----------

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' DEFICIT (Note 3) :
    Class A common stock, $.01 par value, 500 shares authorized,
       66 shares issued and outstanding                                                        1               1
    Class B common stock, $.01 par value, 500 shares authorized,
       84 shares issued and outstanding                                                        1               1
    Additional paid-in capital                                                         5,766,681       5,766,681
    Retained earnings                                                                  3,467,782       2,782,665
    Treasury stock                                                                   (12,600,000)    (12,600,000)
                                                                                    ------------     -----------
              Total stockholders' deficit                                             (3,365,535)     (4,050,652)
                                                                                    ------------     -----------
              Total liabilities and stockholders' deficit                          $   3,585,626    $  4,002,542
                                                                                    ============     ===========


                 The accompanying notes to financial statements are an integral part of these balance sheets.

                           PHARMACEUTICAL BUYERS, INC.


                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997





                                                                                   1998              1997
                                                                                ----------        ----------
REVENUE:
    Administrative fees                                                         $4,884,483        $4,893,479
    Membership fees                                                                702,344           745,462
                                                                                ----------       -----------
             Total revenue                                                       5,586,827         5,638,941
                                                                                ----------       -----------
EXPENSES:
    Operating                                                                    1,434,088         1,436,791
    Selling, general and administrative                                          1,040,680         1,076,546
    Depreciation and amortization                                                  249,067           289,136
                                                                                ----------       -----------
             Total expenses                                                      2,723,835         2,802,473
                                                                                ----------       -----------
Income from operations                                                           2,862,992         2,836,468
                                                                                ----------        ----------
OTHER INCOME (EXPENSE):
    Interest expense-related parties (Note 4)                                     (732,600)         (826,176)
    Other income, net                                                               61,216           105,285
                                                                                ----------        ----------
              Total other expense, net                                            (671,384)         (720,891)
                                                                                ----------        ----------
INCOME BEFORE INCOME TAX PROVISION                                               2,191,608         2,115,577

INCOME TAX PROVISION (Note 5)                                                     (806,491)         (808,914)
                                                                                ----------        ----------
NET INCOME                                                                      $1,385,117        $1,306,663
                                                                                ==========        ==========



                 The accompanying notes to financial statements
                    are an integral part of these statements.

                           PHARMACEUTICALBUYERS, INC.

                       STATEMENTS OF STOCKHOLDERS' DEFICIT

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                        Common Stock        Additional
                                    -----------------         Paid-In        Retained        Treasury
                                    Shares       Amount       Capital        Earnings          Stock          Total
                                    ------       ------     ----------       ---------        ---------      -------
BALANCES,
    December 31, 1996                  150          $ 2        $5,766,681    $ 2,076,002     $(12,600,000)   $(4,757,315)
       Net income                        -           -             -           1,306,663            -          1,306,663
       Dividends paid                    -           -             -            (600,000)           -           (600,000)
                                      ----          ---        ----------    -----------     ------------    -----------
BALANCES,
    December 31, 1997                  150           2          5,766,681      2,782,665      (12,600,000)    (4,050,652)
       Net income                        -           -             -          1,385,117            -           1,385,117
       Dividends paid                    -           -             -           (700,000)           -            (700,000)
                                      ----          ---        ----------    -----------     ------------    -----------
BALANCES,
    December 31, 1998                  150          $ 2        $5,766,681    $ 3,467,782     $(12,600,000)   $(3,365,535)
                                      ====          ===        ==========    ===========     ============    ===========



                The accompanying notes to financial statements
                  are an integral part of these statements.

                           PHARMACEUTICAL BUYERS, INC.


                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                  1998               1997
                                                                              -----------         ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                               $  1,385,117        $ 1,306,663
                                                                              ------------        -----------
     Adjustments to reconcile net income to net cash
        provided by operating activities-
     Depreciation and amortization                                                 287,925            289,136
     Loss on sales of investments, net                                              15,212                  -
     Loss on disposals of property and equipment                                    11,689                  -
     Deferred income tax benefit                                                  (142,925)           (53,679)
     Other                                                                              -            (20,163)
     Changes in assets and liabilities-
       Decrease (increase) in receivables                                           51,213            (33,545)
       Increase in income taxes receivable                                         (13,214)             -
       Decrease in other assets                                                        651             71,496
       Increase (decrease) in accounts payable                                      21,286            (28,734)
       (Decrease) increase in accrued expenses                                     (31,521)            35,669
       (Decrease) increase in deferred revenue                                      (5,586)            47,429
       Decrease in income taxes payable                                            (31,977)          (634,980)
                                                                              ------------        -----------
         Net cash provided by operating activities                               1,547,870            979,292
                                                                              ------------        -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to property and equipment                                           (47,303)           (71,619)
     Proceeds from sales and maturity of investments                               490,873              -
                                                                              ------------        -----------
Net cash provided by (used in) investing activities                                443,570            (71,619)
                                                                              ------------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Dividends paid                                                               (700,000)          (600,000)
     Payments on notes payable and other long-term payables                      ( 828,737)        (1,194,775)
                                                                              ------------        -----------
             Net cash used in financing activities                              (1,528,737)        (1,794,775)
                                                                              ------------        -----------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                                              462,703           (887,102)

CASH AND CASH EQUIVALENTS, at beginning of year                                  1,190,409          2,077,511
                                                                              ------------        -----------
CASH AND CASH EQUIVALENTS, at end of year                                     $  1,653,112        $ 1,190,409
                                                                              ============        ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid for interest                                                   $    699,100        $   798,550
                                                                              ------------        -----------
     Cash paid for income taxes                                               $    994,607        $ 1,497,573
                                                                              ============        ===========




                 The accompanying notes to financial statements
                    are an integral part of these statements.

                          PHARMACEUTICAL BUYERS, INC.


                          NOTES TO FINANCIAL STATEMENTS

                            AS OF DECEMBER 31, 1998



(1) ORGANIZATION

Pharmaceutical Buyers, Inc. ("PBI" or the "Company"), is a group purchasing organization. PBI aggregates buying power for its members in order to negotiate favorable contracts with pharmaceutical and medical supply manufacturers and distributors. PBI's members include long-term care providers, home infusion providers, home medical equipment dealers, medical distributors and other healthcare providers. The Company's revenue is derived from membership fees paid by members and administrative fees paid by manufacturers and distributors.

(2) SIGNIFICANT ACCOUNTING POLICIES

    Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

       Cash and Cash Equivalents and Available-For-Sale Investments

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase and which are not subject to significant risk from changes in interest rates. Available-for-sale investments include those investments expected to be held between three and twelve months. At December 31, 1997, all investments were classified as available-for-sale and, therefore, were accounted for at fair market value. The carrying value of all investments approximated fair market value.

       Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are charged to operations using primarily accelerated depreciation methods over the estimated useful lives of the various classes of assets, which vary from 5 to 39 years.

The components of property and equipment as of December 31 are as follows:



                                                                                    1998                  1997
                                                                                  ---------            ---------
       Office furniture and equipment                                             $ 255,153            $ 316,713
       Software                                                                      27,939               15,880
       Leasehold improvements                                                        45,225               45,225
                                                                                  ---------             --------
                                                                                    328,317              377,818
       Less: Accumulated depreciation                                              (183,803)            (215,842)
                                                                                  ---------            ---------
                 Total property and equipment
                                                                                  $ 144,514            $ 161,976
                                                                                  =========            =========




       Non-Compete Agreements

Non-compete agreements have been recorded by the Company as a result of the Recapitalization discussed in Note 3. Such intangible assets are being amortized over a four-year period from the date of the Recapitalization (November 30, 1995). At December 31, 1998 and 1997, non-compete agreements of $783,965 are recorded, net of accumulated amortization of $587,974 and $391,983, respectively. The non-compete agreements are included in other assets in the accompanying balance sheets.


       Debt Issuance Costs

Costs associated with the debt transactions discussed in Note 4 are being amortized over the term of the related debt, which approximates the effective interest method of amortization. At December 31, 1998 and 1997, deferred debt issuance costs of $388,584 is recorded, net of accumulated amortization of $116,570 and $77,712, respectively, and is included in other assets in the accompanying balance sheets.


       Income Taxes

The current provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit of the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment.



       Receivables and Deferred Revenue

The Company derives its revenue primarily from two sources. The Company charges annual membership dues to its members. Membership dues are billed in advance throughout the year depending on the members anniversary date and are recognized on a straight-line basis over the membership period. The Company also receives contract administrative fees from medical supply and pharmaceutical manufacturers and distributors. These fees are usually paid monthly or quarterly, in arrears, depending on the supplier. The amounts paid to the Company by manufacturers and distributors are based on the volume of purchases by the Company's members.

At December 31, 1998 and 1997, the Company had recorded approximately $1,238,000 and $1,279,000, respectively, of administrative fees receivable. This amount is based on Company estimates of the volume of purchases by its members based on information provided by manufacturers and distributors. Management believes that all administrative fees receivable are fully collectible. Additionally, as of December 31, 1998 and 1997, approximately $288,000 and $293,000, respectively, of membership dues have been received in advance, and are recorded in the accompanying balance sheets as deferred revenue, to be recognized ratably over their one year membership period.



       Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying statements of income. The Company does not incur any direct-response advertising costs. Advertising expense totaled $56,628 and $29,833 in 1998 and 1997, respectively.


      Asset Impairment

The Company reviews its assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets which are held and used in operations, the asset would be considered impaired if the undiscounted future cash flows related to the asset did not exceed the net book value.



      Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying comprehensive income and loss and its components in a financial statement that is displayed with the same prominence as other financial statements. Effective January 1, 1998, the Company adopted SFAS 130. For the years ended December 31, 1998 and 1997, the Company's net income equaled its comprehensive income.

      Fair Value Financial Instruments

Financial instruments include cash and cash equivalents, receivables, accounts payable, accrued liabilities, and notes payable and other long-term payables. The carrying amounts for cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments. The carrying amount of the notes payable and other long-term payables approximate fair value as the pricing and terms of those instruments are indicative of the Company's current credit risk.


      Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the cost of such software. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its financial statements.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Company is required to adopt SFAS No. 133 in the year ended December 31, 2000. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, the Company has not entered into any derivative financial instruments or hedging activities.



      Reclassifications

Certain reclassifications have been made to prior year financial statements in order to conform to the current year presentation.

(3) RECAPITALIZATION

On November 30, 1995, the Company completed the Recapitalization. As a result of this Recapitalization, the Company: (1) sold shares of its Class A common stock and Class B common stock for $6,000,000, (2) repurchased shares of its Class A common stock for $12,600,000, and (3) borrowed $6,450,000 through Senior Secured Notes and $1,300,000 through Senior Secured Convertible Notes from Massachusetts Mutual Life Insurance Company and affiliates ("Mass Mutual"), due in November 2005 (Note 4). Also, as part of the Agreement, the Company entered into non-compete agreements with the two original stockholders to be paid over a period ending October 1999 (Note 4).


(4) NOTES PAYABLE AND OTHER LONG-TERM PAYABLES

Notes payable and other long-term payables at December 31 are as follows:

                                                                                               1998               1997
                                                                                               ----               ----
     Senior Secured Notes, payable to a stockholder (Mass Mutual);
         collateralized by substantially all assets of the Company; interest payable semi-annually at 10.5%; annual principal payments commencing
         November 30, 1999, of $921,429 until paid in full by November 2005;
         available for prepayment subject to a maximum annual and aggregate
         prepayment amount, as defined; certain amounts were prepaid in 1998 and 1997.      $ 4,837,500        $5,450,000


     Senior Secured Convertible Notes, payable to a stockholder (Mass Mutual);
         collateralized by substantially all assets of the Company; interest payable semi-annually at 10.5%; due November 30, 2005; available for prepayment subject to a maximum annual and aggregate prepayment amount,
         as defined; convertible into 26 Class A common shares at $50,000 per share.          1,300,000         1,300,000

     Non-compete agreements payable; noninterest bearing
         installments (discounted using 10.5% rate); due in semi-annual
         installments through October 1999.                                                     204,373           420,610
                                                                                            -----------        ----------
                                                                                              6,341,873         7,170,610
     Less:  Current portion                                                                  (1,125,802)         (185,290)
                                                                                            -----------        ----------
                                                                                            $ 5,216,071        $6,985,320
                                                                                            ===========        ==========

Principal repayments of notes payable and other long-term payables at December 31, 1998, are summarized as follows:

                  1999                                                                     $1,125,802
                  2000                                                                        921,429
                  2001                                                                        921,429
                  2002                                                                        921,429
                  2003                                                                        921,429
                  Thereafter                                                                1,530,355
                                                                                           ----------
                                                                                           $6,341,873
                                                                                           ==========


The Company is required under the terms of its notes payable to comply with certain financial and nonfinancial covenants. At December 31, 1998 and 1997, the Company was in compliance with all such covenants.

(5)    INCOME TAXES

The income tax provision consists of the following for the years ended December 31:




                                                                                       1998              1997
                                                                                  -------------      ------------


                  Current:
                     Federal                                                        $ 812,987          $735,661
                     State                                                            136,429           126,932
                                                                                     --------           -------
                                                                                      949,416           862,593
                                                                                     --------           -------
                  Deferred:
                     Federal                                                         (122,487)          (50,824)
                     State                                                            (20,438)           (2,855)
                                                                                     --------           -------
                                                                                     (142,925)          (53,679)
                                                                                     --------           -------
                  Income tax provision                                              $ 806,491          $808,914
                                                                                     ========           =======

Through December 31, 1997, the Company prepared its tax returns under the cash basis. Effective January 1, 1998, the Company changed its basis for tax reporting purposes to the accrual method. As a result, the Company is required to recognize approximately $730,000 into taxable income over the next four years, relating mainly to administrative fees receivable.

The significant components of the Company's net deferred tax liability at December 31 are as follows:

                                                                                     1998                1997
                                                                                   --------            --------
                  Current deferred tax assets (liabilities):
                     Administrative fees receivable                              $   -                $(477,155)
                     Accounts payable                                                -                    7,521
                     Accruals                                                        -                   85,993
                     Deferred revenue                                                -                  109,415
                     Other                                                           -                  (19,333)
                     Amortization of change to accrual
                        basis for tax                                              (68,061)                -
                                                                                 ---------            ---------
                           Net current deferred tax liabilities                  $ (68,061)           $(293,559)
                                                                                 =========            =========

                  Long-term deferred tax assets (liabilities):
                     Amortization of non-compete agreements                        160,831              107,721
                     Amortization of change to accrual
                         basis for tax                                            (135,683)               -
                                                                                 ---------            ---------
                           Net long-term deferred tax assets                     $  25,148            $ 107,721
                                                                                 =========            =========


The following table reconciles the federal statutory income tax rate to the Company's effective income tax rate:



                                                                                 1998            1997
                                                                               --------        --------
         Provision for income taxes at federal statutory rate                    34.0%          34.0%
         State income taxes, net of federal benefit                               3.8            3.6
         Nondeductible expenses                                                   0.7            0.7
         Nontaxable investment income                                            (0.5)          (0.5)
         Other                                                                   (1.2)           0.4
                                                                                 ----           ----
         Effective income tax rate                                               36.8%          38.2%
                                                                                 ====           ====

(6)    RELATED PARTY TRANSACTIONS

The Company leases certain office space from a stockholder. The Company's management believes that the transaction is arms length and reflects market rates for similar space. Payments made for this lease were $91,485 and $90,231 for the years ended December 31, 1998 and 1997, respectively. The lease is noncancellable and expires May 31, 2000.

During November 1995, in connection with the Recapitalization discussed in Note 3, the Company entered into a consulting agreement with one of the Officers for two years with annual payments of $150,000. This agreement expired on November 30, 1997.

(7)    EMPLOYEE BENEFIT PLANS

       Deferred Contribution Plan

In August 1996, the Company adopted a 401(k) plan for its employees, effective January 1, 1996. Under this plan, employees, who are at least 21 years old and have completed one year of service, as defined, are eligible to participate in the plan. The Company may contribute a discretionary matching contribution equal to a percentage of each employee's contribution plus an additional discretionary amount as determined by the Company. The Company matched 100% of the employees' contributions totaling approximately $44,000 and $45,000 during 1998 and 1997, respectively. No additional discretionary payments were made.

       Defined Benefit Plan

In August 1996, the Company terminated its defined benefit pension plan, and in June 1997, all of the plan's obligations were settled. The accounting effect of terminating the plan was not significant. Prior to its termination, the terms of the plan stated that in order to be eligible for benefits under the plan, the employee must be 21 years of age or older, have completed 20 months of service, and recorded 1,000 hours of service during each year. The plan was subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company made contributions to the plan in accordance with actuarial projections, subject to the requirements of the Internal Revenue Code, as amended.

(8)    CONCENTRATION OF CREDIT RISK

The Company earns administrative fees primarily from large pharmaceutical and medical supply manufacturers and distributors within the United States. Historically, the Company has not experienced any significant administrative fees receivable write-offs. Management believes all administrative fees receivable are fully collectable.

PBI's significant customers which individually comprised more than 10% of total administrative fees for the years ended December 31, 1998 and 1997 are as follows:


                                                                               1998               1997
                                                                                ----               ----


                  Customer A                                                     28%              26%
                  Customer B                                                     13               10
                  Customer C                                                     10                5


Receivables from PBI's significant customers which comprised greater than 10% of total administrative fee receivables are as follows:

                                                                               1998               1997
                                                                               ----               ----


                  Customer A                                                    27%                27%
                  Customer B                                                     7                 29
                  Customer C                                                    10                 15



The Company believes that these customers will continue to represent a substantial portion of the Company's total revenue in the future. However, should any of these customers terminate their relationship with the Company, the results of operations would be materially affected.

(9)    COMMITMENTS AND CONTINGENCIES

The Company leases office space and other equipment through noncancellable operating leases. Certain of the leases are with related parties (Note 6). Rental expense under operating leases was approximately $93,000 and $115,000 for the years ended December 31, 1998 and 1997, respectively.

Minimum rental payments under these leases with initial or remaining terms of one year or more at December 31, 1998 are as follows:



              1999                                    $ 95,681
              2000                                      42,092
              2001                                       2,930
              2002                                       2,930
              2003                                         977
                                                       -------
                                                      $144,610
                                                       =======



The Company is currently a defendant in a lawsuit which arose in the normal course of business, whereby the Company, a pharmaceutical manufacturer and other group purchasing organizations have been accused of damaging certain retail pharmacies by not allowing them memberships in buying organizations such as the Company, which would allow them to receive reduced prices on pharmaceuticals. Management believes that the outcome of this matter will not have a material impact on the financial position of the Company or its results of operations.

(10)   SUBSEQUENT EVENTS

In February 1999, the Company's board of directors authorized and declared a $700,000 cash dividend to the shareholders of record on that date. The dividend was paid on February 25, 1999.

In January 1999, the Company purchased a 5% voting equity interest in Medical Equipment Distributors, Inc. ("Med Group") at net book value for approximately $103,000. Med Group is a group purchasing organization whose members include rehabilitation providers and home medical equipment dealers. Until July 2000, the Company has a right of first refusal to participate in any future equity offerings of Med Group or any event whereby a Med Group stockholder elects to sell or transfer more than 50% of the outstanding shares of Med Group to a third party.